U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for February, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: ANNOUNCEMENT REGARDING DATE FROM WHICH SOLBE1 ELECTION
RIGHT MAY BE EXERCISED AND CONSEQUENCES OF NOT EXERCISING
THE SOLBE1 ELECTION RIGH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for April, 2018
Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant?s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant?s ?home country?), or under the rules of the home country exchange on which the registrant?s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant?s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

1934.
Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d
Enclosures: AUTOMATIC REDESIGNATION OF CERTAIN SOLBE1 SHARES AS SOL SHARES
AND RECOMMENCEMENT OF TRADING ON SOLBE1 SHARES
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 5 April 2018 By:                /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:
Company Secretary
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol")
AUTOMATIC REDESIGNATION OF CERTAIN SOLBE1 SHARES AS SOL SHARES AND
RECOMMENCEMENT OF TRADING ON SOLBE1 SHARES

SOLBE1 shareholders holding 1 876 288 SOLBE1 shares did not exercise or did not validly exercise the Election Right (as more fully described in the SENS announcements published on 29 January 2018 and 21 February 2018) or were not entitled to exercise the Election Right. Accordingly, these SOLBE1 shares have today automatically re-designated as SOL shares.

Trading in SOLBE1 Shares of those SOLBE1 shareholders who exercised the
Election Right will recommence trading from 9:00 tomorrow.
Sandton
5 April 2018
Sponsor
Deutsche Securities (SA) Proprietary Limited
Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc
US Legal Advisors
Shearman & Sterling

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 5 April, 2018 By: /s/ V D Kahla
Name:   Vuyo Dominic Kahla
Title:      Company
Secretary